EXHIBIT 21.1

SUBSIDIARIES OF ADVANCED OXYGEN TECHNOLOGIES, INC.

Name of Incorporation	State and/or Country of Incorporation	Percent Ownership
Anton Nielsen Vojens, ApS	Vojens, Denmark	100%
Sharx, Inc.	WY, USA	100%
Sharx DK, ApS	Arhus, Denmark	100%